UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2020

Commission File Number 001-35154

CHINA ZENIX AUTO INTERNATIONAL
LIMITED
(Translation of registrant’s name into English)

No. 1608, North Circle Road State Highway
Zhangzhou, Fujian Province 363000
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-______ .

CHINA ZENIX AUTO INTERNATIONAL LIMITED

Form 6-K

China Zenix Extends Filing Date for 2019 Annual Report

China Zenix Auto International Limited (OTC: ZXAIY) ("Zenix Auto" or "the Company"), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, announced today that it has elected to extend the due date for the filing of its 2019 annual report on Form 20-F pursuant to the U.S. Securities and Exchange (“SEC”) order dated March 25, 2020 (Release No. 34-88465).  This order allows certain companies affected by COVID-19 to file its Form 20-F within 45 days after the original filing due date.

In late 2019, an outbreak of the COVID-19 virus emerged in China.  On January 23, 2020, the PRC government began to lockdown key areas of China to limit the spread of this dangerous virus.  Widespread travel restrictions were implemented and all non-essential businesses were shuttered in heavily affected areas in China.  As the Company is headquartered in China, its operations have been largely suspended since the beginning of the Chinese New Year in late January 2020 through early March of 2020.  The Company’s finance team could not carry out their work as previously scheduled and were therefore unable to complete the preparation of the Company’s consolidated financial statements and the Form 20-F in time to meet the SEC’s original deadline of April 30, 2020.

In mid-March, the PRC government started easing travel restrictions within China, and Company has been gradually ramping up operations to accommodate customer demand.  However,  the COVID-19 virus has since spread beyond China’s borders, disrupting global supply chains and hampering consumer confidence and business sentiment.  The COVID-19 pandemic has impacted the Company’s operating results in the first quarter of 2020 and there is substantial uncertainty as to whether operating results in the second quarter of 2020 could fully return to normal.

In reliance on the SEC order, the Company anticipates filing its 2019 annual report on Form 20-F no later than June 14, 2020.

About China Zenix Auto International Limited
China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 798 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of December 31, 2018. Investors can find quotes for the Company on www.otcmarkets.com.  For more information, please visit: www.zenixauto.com/en.

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Safe Harbor
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC.  The consequences of the coronavirus outbreak to economic conditions and the automobile industry in general, and the financial position and operating results of our company in particular, have been material in the first quarter of 2020, are changing rapidly, and cannot be predicted. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.  For more information, please contact
Investor Relations
Tel: +1-(212) 521-4050
Email: Kevin@awakenlab.com
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Zenix Auto International Limited

By:	/s/ Martin Cheung
Name:	Martin Cheung
Title:	Chief Financial Officer

Date: April 9, 2020

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